Filed by Banknorth Group, Inc.
(Commission File No. 001-31251

Pursuant to Rule 425 under the Securities Act of
1933 and deemed filed pursuant to Rule 14a-6
under the Securities Exchange Act of 1934

Subject Company: Banknorth Group, Inc.
(Commission File No. 001-31251)

Date: February 18, 2005

     The following slide presentation was presented at the special meeting of shareholders of Banknorth Group, Inc. on February 18, 2005.

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Banknorth Special Meeting of Shareholders February 18, 2005

Forward Looking Statements and Additional Information This communication contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements relating to anticipated financial and operating results, the companies' plans, objectives, expectations and intentions and other statements including words such as "anticipate," "believe," "plan," "estimate," "expect," "intend," "will," "should," "may," "and other similar expressions. Such statements are based upon the current beliefs and expectations of The Toronto-Dominion Bank's and Banknorth Group, Inc.'s management and involve a number of significant risks and uncertainties. Actual results may differ materially from the results anticipated in these forward-looking statements. The following factors, among others, could cause or contribute to such material differences: change in general economic conditions; the performance of financial markets and interest rates; the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the failure of Banknorth Group, Inc.'s shareholders to approve the transaction; disruption from the transaction making it more difficult to maintain relationships with clients, employees or suppliers; increased competition and its effect on pricing, spending, third-party relationships and revenues; the risk of new and changing regulation in the U.S. and Canada; acts of terrorism; and war or political instability. Additional factors that could cause The Toronto-Dominion Bank's and Banknorth Group, Inc.'s results to differ materially from those described in the forward-looking statements can be found in the Annual Report on Form 40-F of The Toronto-Dominion Bank for the year ended October 31, 2004 and the Annual Report on Form 10-K of Banknorth Group, Inc. for the year ended December 31, 2003 and other documents filed by The Toronto-Dominion Bank and Banknorth Group, Inc.'s with the Securities and Exchange Commission and available at the Securities and Exchange Commission's Internet site (http://www.sec.gov). This communication is being made in respect of the proposed merger transaction involving the acquisition by The Toronto-Dominion Bank of approximately 51% of the outstanding common stock of Banknorth Delaware Inc., a wholly-owned subsidiary of Banknorth Group, Inc. In connection with the proposed transaction, The Toronto-Dominion Bank and Banknorth Delaware Inc. filed a combined registration statement on Form F-4 and S-4 containing the definitive proxy statement/prospectus for the shareholders of Banknorth Group, Inc. with the Securities and Exchange Commission. Shareholders of Banknorth Group, Inc. are urged to read the definitive proxy statement/prospectus regarding the transaction, as well as any other relevant documents carefully and in their entirety because they contain important information. Shareholders may obtain a free copy of the definitive proxy statement/prospectus, as well as other filings containing information about The Toronto-Dominion Bank and Banknorth Group, Inc., without charge, at the Securities and Exchange Commission's Internet site (http://www.sec.gov). Copies of the definitive proxy statement/prospectus and the filings with the Securities and Exchange Commission that are incorporated by reference in the definitive proxy statement/prospectus can also be obtained, without charge, by directing a request to The Toronto-Dominion Bank , c/o TD Bank Financial Group, 66 Wellington Street West, Toronto, ON M5K 1A2, Attention: Investor Relations (416) 308-9030, or to Banknorth Group, Inc., Two Portland Square, P.O. Box 9540, Portland, ME 04112-9540, Attention: Investor Relations (207) 761-8517. The Toronto-Dominion Bank, Banknorth Group, Inc. and Banknorth Delaware Inc. and their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding The Toronto-Dominion Bank's directors and executive officers is available in its Annual Report on Form 40-F for the year ended October 31, 2004, which was filed with the Securities and Exchange Commission on December 13, 2004, its notice of annual meeting and proxy circular for its 2004 annual meeting, which was filed with the Securities and Exchange Commission on February 17, 2004, and the above-referenced Registration Statement on Form S-4/F-4, which was filed with the Securities and Exchange Commission on October 4, 2004 and amended on November 16, 2004, December 17, 2004 and January 11, 2005. Information regarding Banknorth Group, Inc.'s and Banknorth Delaware Inc.'s directors and executive officers are available in Banknorth Group's proxy statement, which was filed with the Securities and Exchange Commission on March 17, 2004, and in the above-referenced Registration Statement on Form S-4/F-4 . Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the above-referenced Registration Statement on Form S-4/F-4, and other relevant materials to be filed with the Securities and Exchange Commission when they become available. ***

Agenda Opening Remarks and Welcome Call to Order Presentation of Management Questions and Answers Business Meeting Adjournment

Transaction Summary The Toronto-Dominion Bank is purchasing 51% of Banknorth. Based on TD's closing price on Wednesday, 2/16/05 of $40.50, this translates into an effective price of $42.67 per share for the 51% of Banknorth that TD is acquiring. This represents an approximate 34% premium for the 51% over where Banknorth was trading just prior to the transaction being announced. As a Banknorth shareholder, you will receive a package of consideration, in each case multiplied by the number of shares of Banknorth common stock you own, consisting of the following: $12.24 in cash; and ..2351 common shares of TD ; and ..49 shares of TD Banknorth common stock. Existing Banknorth management will remain in place. Banknorth is reincorporating in Delaware and continuing under the name TD Banknorth Inc. TD Banknorth Inc. will continue to be traded on the New York Stock Exchange under the ticker: BNK.

Why sell only 51% of the company? The sale of 51% of Banknorth to TD will allow TD to preserve additional capital that could facilitate the funding of future acquisitions by TD Banknorth in New England and potentially beyond. By maintaining TD Banknorth as a public company, the transaction will give TD Banknorth the potential to continue to use TD Banknorth stock for future acquisitions. The transaction gives existing shareholders the opportunity to realize a premium for 51% of their holdings while allowing them to continue to participate in any future growth of TD Banknorth.

Will TD Banknorth continue its current dividend policy? Yes. TD Banknorth has no plans to change its current dividend policy of returning approximately 35% of earnings to its shareholders in the form of dividends. However, the merger agreement with TD does not commit TD Banknorth or TD to do so. Banknorth's current quarterly dividend is 20 cents per share. Any future dividends will be declared in the discretion of the TD Banknorth board of directors subject to various regulatory requirements.

What are the material restrictions on TD's ability to purchase additional TD Banknorth shares? Under the terms of the merger agreement, TD can purchase up to 66 2/3% of the outstanding shares of TD Banknorth. Beyond the 66 2/3%, TD may offer to acquire the remaining shares of TD Banknorth under the following conditions: In the first two years following the closing, TD cannot initiate what is known as a "going private" transaction unless invited to do so by the designated independent directors of TD Banknorth In the first five years after the closing, any going private transaction would need the approval of a majority of both of the designated independent directors and the unaffiliated shareholders. After the fifth anniversary of the closing, any going private transaction would need the approval of a majority of either the designated independent directors or the unaffiliated shareholders. Any "going private" transaction that TD initiates must be for 100% of the common shares of TD Banknorth not already owned by TD.

What will remain the same? Existing management will continue to run TD Banknorth. Existing Banknorth directors will continue on the Board of TD Banknorth along with certain TD designees. Our focus will continue to be community banking in the northeast. Existing Banknorth employees will become TD Banknorth employees and will continue to provide superior service to our customers.

What will change? Later this year, we will re-brand our bank as TD Banknorth. With the added strength of TD, we will have the opportunity to evaluate acquisitions of a larger scale both inside and outside New England. Over time, we anticipate being able to offer TD Banknorth customers more sophisticated products and services.

When do you anticipate the transaction will close? Subject to both shareholder and regulatory approval, we anticipate a closing on or about March 1, 2005. Record holders should anticipate receiving transmittal instructions from Mellon Investor Services, the exchange agent for the transaction, shortly after March 10, 2005.

How is the effective purchase price determined? To determine the effective purchase price for the 51% of the outstanding shares being acquired by TD, you simply add the $12.24 in cash plus .2351 times the value of the TD stock as of a particular date and divide this sum by .51. As an example, based on the closing price of TD of $40.50 on February 16th, 2005 you would: 1. Multiply .2351 x $40.50 = $9.52 Value of TD share consideration as of February 16, 2005. This value will continue to fluctuate. 2. Add $9.52 + $12.24 = $21.76 Value received for the exchange of 51% of shares. 3. Divide $21.76 by .51 = $42.67 Implied effective purchase price for the 51% of shares being acquired.

At what price will the TD Banknorth common stock trade at following the closing? We cannot speculate on what the value of TD Banknorth will be once the transaction closes. Having said that, a "when issued" market has developed for TD Banknorth stock and trades on the over the counter market under the ticker: TDBNV. When issued shares of TD Banknorth have traded between $29.70 and $30.50 or approximately 12 times Thomson/First Call earnings estimates for 2005.

What are the most significant U.S. tax implications? Both the cash and value of the TD shares you receive as part of the merger consideration will be taxable and you will generally recognize capital gain or loss. You will not recognize any gain or loss in connection with the shares of TD Banknorth common stock you receive in the transaction.

Example using 100 shares of Banknorth stock If you currently own 100 shares of Banknorth stock on the day of closing, you will receive: $1224 in cash 23 common shares of TD* 49 shares of TD Banknorth stock * Fractional shares will be paid out in cash as discussed in the prospectus.

Questions and Answers